SECURITIES AND EXCHANGE COMMISSION

                    Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934
                         (Amendment No.    )*

                      DOLLAR GENERAL CORPORATION
                           (Name of Issuer)

                             COMMON STOCK
                    (Title of Class of Securities)

                              256669 10 2
                            (CUSIP Number)

Check the following box if a fee is being paid with this statement ____. (A fee is not required only if the filing person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in
Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

               CUSIP No.  256669 10 2     13G

1.   NAME OF REPORTING PERSON - James Stephen Turner
     SS# ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  ____(b)  ____

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.   SOLE VOTING POWER
     1,199,988 See Note 1.

6.   SHARED VOTING POWER
     10,268,981 See Note 1.

7.   SOLE DISPOSITIVE POWER
     1,199,988 See Note 1.

8.   SHARED DISPOSITIVE POWER
     10,268,981 See Note 1.

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,468,969 See Note 1.

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES: X


11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
     16.8% See Note 1.

12.  TYPE OF REPORTING PERSON - IN

                             SCHEDULE 13G

Item 1(a)         Name of Issuer:          Dollar General Corporation

Item 1(b)         Address of Issuer's      104 Woodmont Blvd.
                  Principal Executive      Suite 500
                  Offices:                 Nashville, TN  37205

Item 2(a)         Name of Person Filing:   James Stephen Turner
                                           104 Woodmont Blvd.,
                                           Suite 500
                                           Nashville, TN  37205

Item 2(b)         Address of Principal     Butler's Run
                  Business Office:         138 Second Ave., Suite 500
                  Nashville, TN  37201

Item 2(c)         Citizenship:             United States of America

Item 2(d)         Title of Class           Common Stock, $.50 par
                  of Securities:           value


Item 2(e)         CUSIP Number:            256669-10-2

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

 Not applicable.

Item 4            Ownership:

 (a)              Amount Beneficially Owned:11,468,969
                                            See Note 1.

 (b)              Percent of Class:  16.8%

 (c)              Number of Shares As to Which Such Person Has:

                        (i)    sole power to vote or direct the vote:
                               1,199,988 See Note 1.
                        (ii)   shared power to vote or direct the vote:
                               10,268,981 See Note 1.

                        (iii) sole power to dispose or to direct the disposition of: 1,199,988 See Note 1.

                        (iv) shared power to dispose or to direct the disposition of:10,268,981 See Note 1.

Item 5            Ownership of Five Percent or Less of a Class:
                  Not applicable

Item 6 Ownership of More Than Five Percent of Behalf of Another Person: The Turner Children Trust dated January 21, 1980 on an as converted basis is a beneficial owner of more than 5% of the outstanding Common Stock.

Item 7            Identification and Classification of Members of the
                  Group: Not applicable

Item 8            Identification and Classification of Members of the
                  Group: Not applicable

Item 9            Notice of Dissolution of Group: Not applicable

Item 10           Certification: Not applicable

Footnote 1. The Company's Common Stock is the only equity security registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended. However, in addition to the shares of Common
Stock reflected, the Company has a second class of equity securities issued and authorized as the Series A Junior Convertible Preferred Stock, no par value (the "Series A Preferred Stock").
The Series A Preferred Stock is (i) convertible into Common Stock pursuant to the terms and conditions set forth in the Restated
Articles of Incorporation and (ii) is voted (on an as converted basis) with the Common Stock on all matters presented to the holders of Common Stock. As originally issued, each share of Series A Preferred Stock had five votes when voted with the Common Stock, subject to the 5 for 4 stock split in March, 1995, each share currently has
6.25 votes per share.  Mr. Turner is deemed to beneficially own
(i)1,613,742 shares of Series A Preferred Stock as a result of his capacity as Co-Trustee of the 1980 Turner Children Trust dated January 21, 1980, for which he has shared dispositive and voting power and (ii)
29,295 shares of Series A Preferred Stock as a result of his capacity as Co-Trustee of the Turner Foundation for Lindsey Wilson College, Inc., for which he has shares dispositive and voting power.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

s:/ James Stephen Turner                    Feburary 13, 1996